SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Integrated Surgical Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor, New York, NY 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 185064102

1	NAME OF REPORTING PERSON

Christopher A. Marlett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,172,343[1]
	8	SHARED VOTING POWER

584,803[2]
	9	SOLE DISPOSITIVE POWER

3,172,343[1]
	10	SHARED DISPOSITIVE POWER

584,803[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,757,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.37%
14	TYPE OF REPORTING PERSON

IN

[1]	Represents 2,854,941 issued and outstanding shares of Common Stock, 25,000 shares under an employment option, and 294,402 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person. Includes 827,541 shares of Common Stock held by the Christopher A. Marlett Living Trust and 1,027,541 shares held by Christopher A. Marlett IRA.
[2]	Includes 584,803 shares of Common Stock issuable upon exercise of a warrant issued to MDB Capital Group, LLC (“MDB”), of which the Reporting Person is Chief Executive Officer and Managing Member (the “MDB Warrant”). The Reporting Person disclaims beneficial ownership of the 584,803 shares of Common Stock issuable upon exercise of the MDB Warrant, to the extent of his pecuniary interest therein.

ITEM 1.	Security and Issuer

The class of equity securities to which this Amendment Statement of Schedule 13D/A (this “Schedule 13D”) relates is shares of common stock (the “Common Stock”) of Integrated Surgical Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 5048 Roosevelt Way NE, Seattle, WA 98105.

ITEM 2.	Identity and Background.

(a)           This Schedule 13D is being filed by Christopher A. Marlett (the “Reporting Person”)

(b)           The Reporting Person’s business address is 2425 Cedar Springs Road, Dallas, Texas 75201.

(c)           The Reporting Person’s principal occupation is the Chief Executive Officer of MDB Capital Group, LLC, an investment banking firm, with a business address at 2425 Cedar Springs Road, Dallas, Texas 75201.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the use of personal funds and provisions of services.

ITEM 4.	Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any immediate plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in control of the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)           Any action similar to any of those actions enumerated above.

ITEM 5.	Interests in Securities of the Issuer

(a)           The Reporting Person beneficially owns an aggregate of 3,757,146 shares of Common Stock, representing 16.37% of the Issuer’s Common Stock. The Reporting Person holds (i) 827,541 shares of Common Stock in the Christopher A. Marlett Living Trust, 1,027,541 shares of Common Stock in Christopher A. Marlett IRA, (ii) 25,000 shares under an employment option, and (iii) a total of 877,205 shares of Common Stock issuable under two warrants, of which 584,803 are held by MDB, a company of which the Reporting Person is the Chief Executive Officer and Managing Member, and 292,402 are held by the Reporting Person individually.

(b)           The Reporting Person has (A) the sole power to vote and to dispose of 3,172,343 shares of Common Stock, and (B) the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of 584,803 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 584,803 shares of Common Stock over which he has the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, except to the extent of his pecuniary interest therein.

(c)           On October 4, 2016, the Issuer issued 31,251 shares of Common Stock to the Reporting Person as compensation for the Reporting Person’s as the Chief Executive Officer of the Issuer. The shares were issued at $0.20 per share.

On November 4, 2016, pursuant to an Investment Banking Agreement, dated November 28, 2007, amended on September 12, 2008 and April 15, 2009, between the Company and MDB, the Issuer issued MDB a warrant to purchase up to 584,803 shares of Common Stock and the Issuer issued Reporting Person a warrant to purchase up to 292,402 shares of Common Stock. The warrants can be exercised immediately at issuance and expires on November 4, 2021. The exercise price of the warrant is $0.20 per share.

(d)           Not applicable

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	Form of Warrant dated November 4, 2016, issued to MDB Capital Group, LLC (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K Current Report, filed on November 7, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 29, 2016

/s/ Christopher A. Marlett
Christopher A. Marlett